UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3079567, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the Notice of Special General Meeting of Shareholders (the “Notice and “Meeting”, respectively) published by Mazor Robotics Ltd. (the “Company”) on September 24, 2018, which was attached as Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on September 24, 2018, the Company hereby notifies shareholders that the record date for the Meeting, which was previously set for the close of business on October 21, 2018, as provided in the Notice, shall now be set for the close of business on October 18, 2018 (“the Record Date”). The change is being made to align the record date with a trading day for both the ADSs and the ordinary shares on the Nasdaq and Tel-Aviv Stock Exchange, respectively.  Except as specified herein, the Notice remains in full force and effect.

FORWARD-LOOKING STATEMENTS

Any forward-looking statements, including, but not limited to, statements regarding the proposed transaction between Medtronic plc (“Medtronic”) and the Company and other statements about Medtronic or the Company managements' future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties including, but not limited to, the ability and timing to satisfy conditions to closing including shareholder and regulatory approvals, the impact of the announcement of the transaction on the business, and other risks and uncertainties such as those described in Medtronic's and the Company’s reports and other filings with the Securities and Exchange Commission. Actual results may differ materially from anticipated results. Medtronic and the Company caution investors not to place considerable reliance on the forward-looking statements contained in this report. These forward-looking statements speak only as of the date of this filing, and Medtronic and the Company undertake no obligation to update or revise any of these statements except to the extent required by law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Notice. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Meeting, the Company intends to send to its shareholders of record as of the Record Date, and will forward to Bank of New York Mellon (the “Depository”) for distribution to the holders of American Depository Shares of the Company (“ADSs”) as of the Record Date, a proxy statement describing the merger proposal to be voted upon at the Meeting, as well as logistical information related to the Meeting.

Along with the proxy statement, the Company will also send a proxy card or voting instruction form enabling shareholders to submit their votes on that proposal. In addition, voting instructions for holders of ADSs will be distributed by the Depositary to holders of ADSs as of the Record Date.

The Company will also be furnishing copies of the proxy statement and form of proxy card to the SEC and TASE as exhibits to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company.

SHAREHOLDERS (AND HOLDERS OF ADSs) ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. The proxy statement (when available) may be obtained without charge at the SEC’s website at www.sec.gov and, in addition, at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il or at the TASE’s website http://maya.tase.co.il.  In addition, the proxy statement will be available for inspection at the Company’s offices, which are located at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel.

The content of this Form 6-K of the Company including the exhibits thereto is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD.
(Registrant)
By:	/s/ Sharon Levita
Name:	Sharon Levita
Title:	Chief Financial Officer & Vice President Business Operations

Date: September 28, 2018